Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Verizon Communications Inc. (“Verizon”) for the registration of $2,500,000,000 aggregate principal amount of Floating Rate notes due 2022, $2,500,000,000 aggregate principal amount of Floating Rate notes due 2025 and to the incorporation by reference therein of our reports dated February 23, 2016, with respect to the consolidated financial statements and schedule of Verizon and the effectiveness of internal control over financial reporting of Verizon, incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

June 29, 2016